EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	08/19/11
Item IDs	8.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, Preliminary Legal Settlement
GRAPHIC	**chcologo.jpg**
	CHCO logo
8-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 8-K

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported)
August 19, 2011



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12)
¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 8 – Other Events

Item 8.01 Other Events.

In July 2010, City National was named as a defendant in a putative class action, styled Casto, et al v. City National Bank, in the Circuit Court of Kanawha County, WV, alleging that the manner in which City National assessed overdraft fees to its consumer checking accounts violates the West Virginia Consumer Credit and Protection Act, breached an implied covenant of good faith and fair dealing and creates an unjust enrichment to City National. The parties have entered into a settlement agreement to resolve the case. On August 19, 2011, Judge Jennifer Bailey, signed an order preliminarily approving the settlement. Upon approval of the settlement, City National will pay $3.0 million total to the class and its attorneys, which City Holding Company (City National's parent company) had previously accrued at June 30, 2011. In addition, City National will forgive $2.5 million in overdrawn accounts that were "charged off" as unpaid by former customers. The Final Approval Hearing will take place on January 6, 2012.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>August 22, 2011</u>

City Holding Company

By: <u>/s/ David L. Bumgarner</u>
    David L. Bumgarner
    Chief Financial Officer